Reckitt Benckiser Acquisition of Adams FAQ
Q&A through December 21, 2007
If an Adams employee is offered a substantially equivalent position within Reckitt, and the Adams employee does not accept the offer, will the employee receive his/her full severance?
No. If you are offered a substantially equivalent role and choose not to accept, you would be resigning your employment and not be entitled to any severance payment.
Will the employee profiles that we submitted come into play during the integration process?
The employee profiles containing information about Adams colleagues’ background and capabilities will be reviewed by RB and the Integration Team during the staffing process.
Can you tell us more about your on-site gym for employees in Parsippany?
The gym is open and free of charge to all Reckitt Benckiser employees in Parsippany before, during and after work hours. It was recently renovated with new cardio and weight equipment and flat-screen TVs. It has locker rooms and showers and it also offers programs like Yoga and Weight Watchers for those who are interested. We have included photos of the gym in the Photo Gallery under “About the Facility.”
What kinds of discounts are offered at the Reckitt Benckiser company store?
The RB company store is open to RB employees only and generally offers our products at cost. For example, a 75 oz. bottle of Woolite is $1.82; Clearasil face cleanser is $1.62; Lysol Wipes are 98 cents; Electrasol 3-in-1 Powerball 20 count is $1.51; and Cattlemen’s BBQ Sauce is 87 cents. We have included some pictures of the company store in the Photo Gallery under “About the Facility.” There is also a company store for Cadbury, where we can shop.
Is the employee store available on-line?
No, there is no on-line order fulfillment for discount product due primarily to the additional cost associated with shipping. The discounted product is only available in company stories located at Reckitt Benckiser facilities, such as the Parsippany office.
Does Reckitt Benckiser supply employees in their Parsippany office with laptops/desktops and is there internet/e-mail access at individual work areas?
Depending on an employee’s role and the possibility of travel, Reckitt Benckiser does offer both Dell desktop and laptop computers to its colleagues. Employees do have Internet access available on their desktop; however personal email can only be accessed through separate computer kiosks available to employees in the Moose Lodge (see picture in photo gallery) on the fifth floor.

Will the RB plan for paying bonuses the 1st quarter of the year following the previous fiscal year be the same for the medical detailing force? The sales force traditionally gets a commission/bonus Feb 15, May 15, Aug 15 and Nov 15. Will this change for the medical detailing sales force or stay the same?
We understand that Adams will pay all accrued bonuses on or about the date of closing of the acquisition. Thereafter, former Adams field sales representatives would participate in the appropriate Reckitt Benckiser sales incentive plan. Details of these plans will be provided to individual participants.
How will Reckitt handle tenure of Adams employees if they become an employee of Reckitt? If they are employed with Reckitt will they start over as new employee for benefits such as PTO (paid time off)?
It’s our intention to incorporate past service with Adams in establishing benefit levels for vacations, short term disability and vesting service for employees transitioning to RB.
I understand PTO will be handled based on current Reckitt Benckiser programs. Since Adams fiscal year runs from July — June, if we have several weeks of accumulated PTO will that be dissolved at closing or will we still be able to use it prior to the end of the original fiscal year? I would like to use the PTO soon if we will be losing it, otherwise would absolutely prefer to carry it over. And also, will an employee of Adams have to begin accrual again or will that be taken into account also?
It is our understanding that Adams will pay out all accrued PTO on or about the date of closing of the acquisition. Employees will then be eligible for Reckitt Benckiser plans providing for time off (vacations, holidays, short term disability, etc.).
Currently as an Adam’s Employee we get paid every two weeks if we are hourly and bi-monthly (15th and last day of month) if we are salaried. Will this change and if so how will this change when we become part of Reckitt Benckiser?
We plan to transfer all employees to the Reckitt Benckiser payroll system as soon as possible following the closing of the acquisition. When this occurs, all employees will be paid semi-monthly (15th and last day of each month) except for hourly production workers in Fort Worth, Texas who will be paid weekly (every Thursday). The process of transferring to the RB payroll system may take several months and therefore there will be plenty of advance notice to all employees.